

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Gregory Anderson
Chief Financial Officer
Allegiant Travel CO
1201 North Town Center Drive
Las Vegas, Nevada 89144

      Re: Allegiant Travel CO
           Form 10-K for the Fiscal Year ended December 31, 2021
           Filed March 1, 2022
           File No. 001-33166

Dear Gregory Anderson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation